The Norman Law Firm PLLC

-ATTORNEYS AND COUNSELORS AT LAW-

A PROFESSIONAL LIMITED LIABILITY COMPANY

8720 Georgia avenue, suite 1000

SILVER SPRING, MD 20910

tel:(301)588-4888; FAX:(301)576-3544

Elton F. Norman

admitted in

DC, GA

MD, NY

July 18, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
450 Fifth Street, N.W
Washington, D.C. 20549
Attn: Alan Campbell / Suzanne Hayes

Re: Cannaisseur Group Inc.
Registration Statement on Form S-1
Filed February 14, 2022
File No. 333-262710

Dear Mr. Campbell and Ms. Hayes:

This letter is in response to comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission on the filing made by The Cannaisseur Group, Inc. contained in your letter dated October 3, 2022 (“Comment Letter”).  The headings and numbers below refer to similar headings and numbers contained in the Comment Letter.  Capitalized terms used herein not otherwise defined in this letter shall have the meaning given to them in the Form S-1.

Attached to this letter is a red-lined version of the amended Form S-1, indicating the amendments made to the Form S-1.

Registration Statement on Form S-1 Cover Page

1.            We note your response to prior comment 3 and re-issue in part. Please revise the cover page to clearly state the offering price of the shares to be offered by you and the offering price of the shares to be offered by the Selling Shareholders. We further note your statement that the Company is conducting the offering and sale of shares on a self-underwritten basis and that the offer will terminate 12 months after effectiveness unless earlier fully subscribed or terminated. Please clarify whether these conditions also apply to the shares being offered by the Selling Shareholders. Please also revise your prospectus cover page to state that you are an emerging growth company. Refer to Question 4 of our Jumpstart Our Business Startups Act Frequently Asked Questions, Generally Applicable Questions on Title I of the JOBS Act.

RESPONSE: The Form S-1 has been revised in response to the Staff’s comments.

Exhibit 23.1, page 0.

2.             Please file the consent of M&K CPAS, PLLC, related to its audit report dated June 29, 2021 for the financial statements of Atlanta CBD, Inc. as of December 31, 2020 and 2019, included in the filing. In this regard, we note that the consent filed as Exhibit 23.1 only refers to the audit report dated July 5, 2022, relating to the financial statements of The Cannaisseur Group, Inc.

RESPONSE: The Consent of M&K CPAs, PLLC is filed as an Exhibit with this Amended Filing and covers the consolidated financial statements of The Cannaisseur Group, Inc. and Atlanta CBD, Inc.

Prospectus Summary, page 4.

3.            We note your response to prior comment 6 and revised disclosure. Please revise further to clarify, if true, that your Company does not have any assets or business operations other than its 51% interest in Atlanta CBD Inc.

RESPONSE: The disclosure has been revised in response to the Staff’s comment.

4.            We re-issue prior comment 9. Please revise the Prospectus Summary to clearly describe the current legal landscape regarding your products. To the extent you are restricted from selling your products by any federal or state laws, please describe these restrictions.

RESPONSE: The disclosure has been revised in response to the Staff’s comment.

5.            We note your response to prior comment 10. Please file the documentation that contains the governing terms of the Atlanta CBD preferred stock and disclose whether the preferred stock is convertible into common stock. To the extent the preferred stock is convertible into common stock, please describe the conversion terms. Please also quantify the amount of money that Atlanta CBD could be obligated to pay to preferred shareholders if they redeem their stock and disclose whether the proceeds from the offering could be used to pay these shareholders. Please also disclose how often profit distributions are made to the preferred shareholders and quantify the amounts paid to preferred shareholders in recent periods.

RESPONSE: The documentation in support of the terms of the Atlanta CBD preferred stock is filed as an exhibit as requested. The preferred stock is not convertible into common stock of TCGI. Atlanta CBD could be obligated to pay to preferred shareholders the original amount of their investment which is a total of $37,875 if they redeem their stock. Proceeds from the offering could be used to pay these amounts. Profit distributions have not been paid to the preferred shareholders.

Emerging Growth Company Status, page 5.

6.            We re-issue prior comment 11. Your disclosure on the registration statement cover page and on page 5 indicates that you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. However, your disclosure on page 10 indicates that you have elected to use the extended transition period. Please reconcile your disclosure or advise.

RESPONSE: The disclosure has been revised in response to the Staff’s comment.

Use of Proceeds, page 19.

7.            Your disclosure elsewhere in the prospectus indicates that you intend to build on your current business by acquiring assets from other companies and that you intend in the future to engage in cultivation and extraction of hemp flower. Please clarify whether you expect the proceeds from the offering to be sufficient for these purposes. If the proceeds may not be sufficient, please clarify that additional funds may necessary to complete these efforts and identify the potential sources of such funds or how your plans may be modified if such funds are not available.

RESPONSE: The disclosure has been revised in response to the Staff’s comment.

Management's Discussion and Analysis of Financial Conditions and Plan of Operation Liquidity and Capital Resources, page 22.

8.            We re-issue prior comment 14. Please revise your discussion under the heading "Liquidity and Capital Resources" both here and on page 23 to provide the disclosure required by Item 303(b)(1) of Regulation S-K. In your revisions, please discuss the July 2021 financing referenced elsewhere in the prospectus and the material terms of the "note payable" referenced on pages F-6 and F-11.

RESPONSE: The disclosure has been revised in response to the Staff’s comment.

Description of Business, page 25.

9.            It appears that you interchangeably use the term "the Company" to apply to The Cannaisseur Group and to Atlanta CBD. For example: • On page 26: "The Company believes that all products sold and marketed by it, are in compliance with the Farm Bill and all other federal and state law and regulation." • On page 26: the list of product categories the Company sells. • On page 27: the website address that the Company uses to sell a majority of its products direct to consumers. Please revise the description of your business to clarify the distinction between The Cannaisseur Group and Atlanta CBD by clarifying what each company currently does and to clarify the distinction between each company's current operations and planned future operations.

RESPONSE: The disclosure has been revised in response to the Staff’s comment.

10.          Additionally, we note that your plan is to acquire assets that "will support and further develop Atlanta CBD's operations." Please provide further explanation as to the operational relationship between you and Atlanta CBD and how these operations will generate revenues for The Cannaisseur Group.

RESPONSE: The disclosure has been revised in response to the Staff’s comment.

11.          We re-issue prior comment 15. Your disclosure on page 10 indicates that you depend in large part on your brand and branded products as well as on your proprietary processes. Please revise your Business section to describe these brands, branded products and proprietary processes as well as your revenue-generating activities. For guidance, refer to Item 101(c) of Regulation S-K.

RESEPONSE: The disclosure has been revised in response to the Staff’s comment.

12.          We note your response to prior comment 17 and revised disclosure indicating that you intend to acquire additional assets. Please revise your disclosure to explain how you intend to finance these asset acquisitions.

RESPONSE: The disclosure has been revised in response to the Staff’s comment.

13.          We note your response to prior comment 18 and re-issue in part. It appears that a significant number of states still restrict the sale and possession of hemp-derived CBD, please revise your disclosure to describe your compliance regime for ensuring that sales are lawful in the state(s) where you sell and deliver your products.

RESPONSE: The disclosure has been revised in response to the Staff’s comment.

Product Formulation and Production, page 27.

14.          We re-issue prior comment 19. Please revise your disclosure in this subsection to clarify whether the activities described herein are conducted by Atlanta CBD, a separate subsidiary or by your company directly. To the extent The Cannaisseur Group engages in these activities on behalf of Atlanta CBD, please describe any contract arrangements between the companies.

RESPONSE: The disclosure has been revised in response to the Staff’s comment.

Certain Relationships and Related Transactions, page 35.

15.          We note your response to prior comment 23. Please revise your disclosure to describe why Liberty Management Investments is a related party. Please also disclose whether your working capital loan to Liberty bears interest, when the loan matures and whether there is written documentation governing the terms of the loan.

RESPONSE: The disclosure has been revised in response to the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 35.

16.          We re-issue prior comment 24. With reference to Item 403 of Regulation S-K, please revise your beneficial ownership table to be as of the most recent practicable date.

RESPONSE: The disclosure has been revised in response to the Staff’s comment.

Selling Shares, page 36.

17.          We re-issue prior comment 26. Please revise this section to provide the information required by Item 507 of Regulation S-K, including the nature of any position, office, or other material relationship the selling shareholder has had within the past three years and clarify the amount of securities held by the security holder prior to the offering, the amount offered by each security holder and the amount and percentage of the class to be held by each security holder after completion of the offering.

RESPONSE: The disclosure has been updated in response to the Staff’s comment.

Audited Financial Statements, The Cannaisseur Group, Inc., page F-18.

18.          We acknowledge your reply to prior comment 28, and note no change to your financial statement presentation in response to the comment. Please explain to us your rationale for not presenting your results of operations for 2020 assuming that your acquisition of the 51% interest in Atlanta CBD Inc. had occurred at the beginning of the period. Refer to ASC 805-50-45 for guidance on transactions between entities under common control, and revise your presentation as required. In doing so, please add disclosure to your financial statements to explain your accounting and presentation for your acquisition of the 51% interest in Atlanta CBD Inc.

RESPONSE: We have updated our financial statements to include the years ended December 31, 2022 and 2021 and the three months ended March 31, 2023 and 2022. We have presented the combined financial statements of The Cannaisseur Group and Atlanta CBD as if the transaction occurred on the first day of the reporting period, January 1, 2021. Our accounting and presentation is based upon the following facts and guidance: Prior to the January 4th transaction Floretta Gogo and Xavier Carter owned the majority of Atlanta CBD and controlled the voting rights. Ms. Gogo and Mr. Carter also controlled 38% of the Cannaisseur Group’s voting rights and were the CEO and COO, respectively of both Companies both before and after the transaction.

ASC 250-10-20 defines a “change in the reporting entity“ as:

A change that results in financial statements that, in effect, are those of a different reporting entity. A change in the reporting entity is limited mainly to the following:

a.	Presenting consolidated or combined financial statements in place of financial statements of individual entities

b.	Changing specific subsidiaries that make up the group of entities for which consolidated financial statements are presented

c.	Changing the entities included in combined financial statements.

Neither a business combination accounted for by the acquisition method nor the consolidation of a variable interest entity (VIE) pursuant to Topic 810 is a change in reporting entity.

The January 4 transaction qualifies as a change in reporting entity pursuant to ASC 250-10-20 because it resulted in item a. above: Presenting consolidated or combined financial statements in place of financial statements of individual entities.

ASC 805-50-05-5 states that:

Some transfers of net assets or exchanges of shares between entities under common control result in a change in the reporting entity. In practice, the method that many entities have used to account for those transactions is similar to the pooling-of-interests method.

The January 4 transaction was between entities that are under common control and resulted in a change in the reporting entity; accordingly, we accounted for this transaction in a manner similar to the pooling-of-interest method.

ASC 805-50-45-2 states that:

The financial statements of the receiving entity shall report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period. Results of operations for that period will thus comprise those of the previously separate entities combined from the beginning of the period to the date the transfer is completed and those of the combined operations from that date to the end of the period.

The acquisition occurred on January 4, 2021. We have reported the transfer of assets and liabilities and the results of operations as if they occurred on January 1, 2020, the first day of the reporting period. There are no intercompany transactions between the two entities, and there is no difference between the results of operations from the previous separate entities combined and those of the combined operations.

FASB Statement 141 eliminated the pooling-of-interests method, but it continues to provide relevant guidance on presenting common-control transactions that result in a change in the reporting entity. Under the pooling-of-interests method:

•	The receiving entity recognizes the transferred net assets at their historical carrying amounts. No new goodwill is recognized. The carrying values of the transferred net assets are added to the carrying values of the receiving entity’s net assets.

•	The equity accounts of the separate entities are combined:

•	The receiving and transferring entities’ results of operations are combined in the period in which the transfer occurs as though the entities had been combined as of the beginning of the period (or from the date the entities became under common control if they were not under common control for the entire period).

•	Intercompany balances and transactions between the receiving and transferring entities are eliminated.

We have presented the financial statements in accordance with the guidance above.

I trust that with these responses, your comments have been satisfied.  As indicated above, the amended Form S-1 to include the above information will be filed on EDGAR.  In the meantime, if you have any further questions or require any further information; please do not hesitate to contact the undersigned.

The Cannaisseur Group, Inc.

By:	/s/ Floretta Gogo
The Floretta Gogo, Chief Executive Officer